[LETTERHEAD OF DSI PROPERTIES, INC.]
Via Edgar

August 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Kevin Woody, Branch Chief
        Howard Efron, Staff Accountant

Re: DSI Realty Income Fund VII
Form 10-KSB for Fiscal Year Ended December 31, 2007

File No. 002-83291

Gentlemen:

I am writing on behalf of DSI Realty Income Fund VII, a California Limited Partnership, in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff")dated July 21, 2008
(the "Staff Letter").

In your letter you state: "we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B."

Management had performed its assessment of our internal control over financial reporting in 2007. It was management?s belief that the disclosure, under Item 8A, contained in our filing adequately reflected the fact that we did perform an evaluation of our internal control over financial reporting during the reporting period and that there were no material changes to report regarding these controls. Per the Staff's recommendations we have revised our "Controls and Procedures" disclosure to include clarification of our separate assessment of internal controls over financial reporting into our current 10-Q for the period ended June 30, 2008. We will incorporate these changes into all future filings.

Per the Staff's recommendations we have revised our certifications to include the introductory language of paragraph 4 and 4(b) of Item 601(b)(31) of Regulation S-B into our current 10-Q for period ended June 30, 2008. We will incorporate these changes into all future filings.

DSI Realty Income Fund VII acknowledges that:

* DSI Realty Income Fund VII is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* DSI Realty Income Fund VII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments and/or any questions you may have to me or Richard P. Conway, SVP at (562) 493-3022.

Sincerely,

/s/ ROBERT J. CONWAY
__________________________________
Robert J. Conway
Chief Executive Officer
August 22, 2008